SEANERGY MARITIME HOLDINGS CORP.
154 Vouliagmenis Avenue
166 74 Glyfada
Athens, Greece
August 6, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Seanergy Maritime Holdings Corp.
Registration Statement on Form F-3
Filed July 12, 2024
File No. 333-280792

Ladies and Gentlemen:

The undersigned registrant hereby requests that the effectiveness of the above captioned Registration Statement on Form F-3 that was filed with the U.S. Securities and Exchange Commission (the “Commission”) on July 12, 2024 (as amended by Pre-Effective Amendment No. 1 thereto, filed with the Commission on July 30, 2024), be accelerated so that it will be made effective at 5:00 P.M. Eastern Time on August 8, 2024, or as soon thereafter as practicable, pursuant to Rule 461(a) of the Securities Act of 1933, as amended (the “Act”).

The undersigned registrant is aware of its obligations under the Act.

Should you have any questions regarding this request, please do not hesitate to contact Will Vogel at (212) 922-2280 of Watson Farley & Williams LLP, counsel to the undersigned registrant.

Yours truly,

SEANERGY MARITIME HOLDINGS CORP.

By:	/s/ Stamatios Tsantanis
Name:	Stamatios Tsantanis
Title:	Chief Executive Officer